Exhibit 99.1

Magna International Inc.

Third Quarter Report

2012

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2012 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2011 included in our 2011 Annual Report to Shareholders.

This MD&A has been prepared as at November 7, 2012.

OVERVIEW

We are a leading global automotive supplier with 305 manufacturing operations and 88 product development, engineering and sales centres in 27 countries. Our 117,000 employees are focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include body, chassis, interiors, exteriors, seating, powertrain, electronics, mirrors, closures and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines.

HIGHLIGHTS

North American light vehicle production increased 15% in the third quarter of 2012 to 3.7 million units, compared to 3.2 million units in the third quarter of 2011 while Western European light vehicle production declined 7% to 2.8 million units over the same period.

Our total sales were $7.4 billion for the third quarter of 2012, an increase of 6% over the third quarter of 2011. Higher North American and Rest of World production sales, along with higher tooling, engineering and other sales were the primary reasons for the increase in total sales. Despite the 7% decline in Western European production and the weakening of the euro and British Pound, each relative to the U.S. dollar European production sales only declined 2% in the third quarter of 2012 compared to the third quarter of 2011. In addition, complete vehicle assembly sales declined 6% in the third quarter of 2012, primarily reflecting the weakening of the euro relative to the U.S. dollar in the third quarter of 2012 compared to the third quarter of 2011.

Our income from operations before income taxes increased to $500 million, compared to $164 million for the third quarter of 2011. Our diluted earnings per Common Share increased to $1.66, compared to $0.42 for the third quarter of 2011. Excluding the impact of other (income) expense, net (“Other Income”), income from operations before income taxes increased 20% or $59 million for the third quarter of 2012 relative to the third quarter of 2011. Our diluted earnings per Common Share, excluding Other Income, after tax, increased 20% or $0.19 for the third quarter of 2012 relative to the third quarter of 2011. During the third quarter of 2012, we recorded other income related to a re-measurement gain on the previously announced acquisition of the 27% controlling interest in Magna E-Car Systems partnership (“E-Car”). This positively impacted income from operations before income taxes and diluted earnings per Common Share by $153 million and $0.53, respectively, for the third quarter of 2012. During the third quarter of 2011, we recorded other expense relating to the disposal of an interior systems operation and the cost of entering into an agreement pertaining to the settlement of certain claims. These items negatively impacted income from operations before income taxes and diluted earnings per Common Share by $124 million and $0.52, respectively, for the third quarter of 2011.

In our Europe segment we reported Adjusted EBIT1 of $13 million for the third quarter of 2012, compared to a loss of $35 million for the third quarter of 2011. We remain cautious about the macroeconomic environment in Europe. In addition, certain of our OEM customers have announced plant closures in Europe, and similar announcements by other customers and their European operations are possible. We expect to take future restructuring actions in Europe, reflecting both our ongoing strategic assessment of our business and in response to OEM facility actions, and some of this restructuring is expected to impact us as early as the fourth quarter of 2012. We anticipate our restructuring and other operational improvement plans to yield improved operating results in Europe over time.

1 Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other (income) expense, net

We have significant ongoing activities in our Rest of World segment, including a number of new facilities under construction or launching in Asia and South America, as well as the integration of recent acquisitions in South America. While our ongoing investments in these regions will generate future sales and earnings growth, currently these activities are negatively impacting operating results. In our Rest of World segment, we generated an Adjusted EBIT of $5 million for the third quarter of 2012, compared to $14 million in the third quarter of 2011. Operational inefficiencies and other costs in certain operations in South America as well as costs related to new facilities were the primary reasons for the decline in Adjusted EBIT in the third quarter of 2012.

During the third quarter of 2012, we announced in that we had strengthened our position in automotive pumps through two acquisitions. We signed an agreement to acquire ixetic Verwaltungs GmbH (“ixetic”), a manufacturer of automotive vacuum, engine and transmission pumps with two manufacturing facilities in Germany and one in each of Bulgaria and China. In addition, we signed an agreement with a joint venture partner to purchase the remaining 50% interest in STT Technologies Inc. (“STT”), a leading supplier of transmission and engine related oil pumps serving the North American market. We believe the automotive pump market will continue to grow, partly as a result of the global trend towards improved fuel efficiency. The STT transaction closed in the fourth quarter of 2012, and the ixetic transaction is also expected to close in the fourth quarter of 2012. The combined cost of these acquisitions is expected to be approximately $450 million.

Finally, with the completion of the transaction in which we acquired the controlling 27% interest in E-Car, we integrated the former E-Car operations into certain of our existing operating units. E-Car’s component business was integrated into our Magna Powertrain operation, in order to take advantage of opportunities for the electrification of vehicle powertrain systems. E-Car’s battery pack business and vehicle integration operations have been integrated into our Magna Steyr operating unit.

FINANCIAL RESULTS SUMMARY

During the third quarter of 2012, we posted sales of $7.4 billion, an increase of 6% from the third quarter of 2011. This higher sales level was a result of increases in our North American and Rest of World production sales and tooling, engineering and other sales partially offset by decreases in our complete vehicle assembly sales and European production sales. Comparing the third quarters of 2012 to 2011:

•                  North American vehicle production increased 15% and our production sales increased 8% to $3.7 billion;

•                  Western European vehicle production decreased 7% and our European production sales decreased 2% to 2.0 billion;

•                  Rest of World production sales increased 35% to $493 million from $365 million;

•                  Complete vehicle assembly sales declined 6% to $620 million, as complete vehicle assembly volumes decreased 9%; and

•                  Tooling, engineering and other sales increased by 27% to $656 million.

During the third quarter of 2012, we earned income from operations before income taxes of $500 million compared to $164 million for the third quarter of 2011. Excluding Other Income recorded in the third quarters of 2012 and 2011, as discussed in the “Other Income” section, the $59 million increase in income from operations before income taxes was primarily as a result of:

•                  margins earned on higher production sales;

•                  incremental margin earned on new programs that launched during or subsequent to the third quarter of 2011;

•                  lower costs incurred in preparation for upcoming launches;

•                  lower warranty costs of $13 million;

•                  a $6 million revaluation gain in respect of asset-backed commercial paper (“ABCP”);

•                  higher equity income; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                  higher incentive compensation;

•                  intangible asset amortization of $13 million related to the acquisition and re-measurement of E-Car;

•                  the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in the second quarter of 2012 of an interior systems operation;

•                  a larger amount of employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities;

•                  programs that ended production during or subsequent to the third quarter of 2011; and

•                  net customer price concessions subsequent to the third quarter of 2011.

During the third quarter of 2012, net income of $386 million increased $286 million compared to the third quarter of 2011. Net income was impacted by Other Income, as discussed in the “Other Income” section. Other Income positively impacted net income in the third quarter of 2012 by $125 million and negatively impacted net income in the third quarter of 2011 by $124 million. Excluding Other Income, after tax, net income for the third quarter of 2012 increased $37 million.

During the third quarter of 2012, our diluted earnings per share increased $1.24 to $1.66 compared to $0.42 for the third quarter of 2011. Other Income, after tax, positively impacted diluted earnings per share in the third quarter of 2012 by $0.53 and negatively impacted diluted earnings per share in third quarter of 2011 by $0.52, both as discussed in the “Other Income” section. Excluding Other Income, after tax, the $0.19 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the third quarter of 2012. The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Common Shares, during or subsequent to the third quarter of 2011, pursuant to our normal course issuer bids.

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on the various programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including but not limited to general economic and financial conditions, consumer confidence levels, interest rates, credit availability, energy and fuel prices, international conflicts, scheduled production shut-downs (typically in the third and fourth quarters of each calendar year), labour relations issues, regulatory requirements, trade agreements, infrastructure, legislative changes, and environmental emissions and safety issues. These factors and a number of other economic, industry and risk factors which also affect our success, including such things as relative currency values, commodities prices, price concessions and other price reduction pressures from our customers, the financial condition of our supply base and competition from other suppliers, are discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2011, and remain substantially unchanged in respect of the third quarter ended September 30, 2012, except that:

•                  a majority of our European sales are to three German-based OEMs - BMW, Volkswagen Group and Daimler. In recent quarters, these three customers have outperformed the Western European automotive market despite negative economic conditions in Europe, due in part to strong demand for their vehicles in Asia and North America. A deterioration of the sales of one or more of our three largest German-based customers could have a material adverse effect on our sales and profitability.

•                  there continues to be considerable uncertainty about the macroeconomic environment in Europe and the European automotive industry continues to experience significant overcapacity, elevated levels of vehicle inventory, reduced consumer demand for vehicles and depressed production volumes and sales levels. In response to these conditions, OEMs have announced plans to restructure their European operations, including through plant closures, while other OEM customers may take similar actions. In light of the prevailing conditions in Europe, we may take additional restructuring or downsizing actions. In such an event, we may incur restructuring, downsizing and/or other significant non-recurring costs in our European operations, which could have a material adverse effect on our profitability.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months			For the nine months
	ended September 30,			ended September 30,
	2012	2011	Change	2012	2011	Change

1 Canadian dollar equals U.S. dollars	1.005	1.021	-2%	0.998	1.023	-2%
1 euro equals U.S. dollars	1.252	1.411	-11%	1.282	1.406	-9%
1 British pound equals U.S. dollars	1.580	1.609	-2%	1.578	1.614	-2%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and nine months ended September 30, 2012 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on transactions occurring in a currency other than an operation’s functional currency, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2012

Sales

	For the three months
	ended September 30,
	2012	2011	Change
Vehicle Production Volumes (millions of units)
North America	3.690	3.222	+15%
Western Europe	2.813	3.027	-7%

Sales
External Production
North America	$3,636	$3,382	+8%
Europe	2,006	2,044	-2%
Rest of World	493	365	+35%
Complete Vehicle Assembly	620	663	-6%
Tooling, Engineering and Other	656	516	+27%
Total Sales	$7,411	$6,970	+6%

External Production Sales - North America

External production sales in North America increased 8% or $254 million to $3.64 billion for the third quarter of 2012 compared to $3.38 billion for the third quarter of 2011. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2011, including the:

•                  Volkswagen Passat;

•                  Mercedes-Benz M-Class and GL-Class;

•                  Chevrolet Malibu;

•                  Chevrolet Sonic; and

•                  Dodge Dart;

•                  higher production volumes on certain existing programs; and

•                  acquisitions completed during or subsequent to the third quarter of 2011, which positively impacted sales by $5 million.

These factors were partially offset by:

•                  a decrease in content on certain programs, including the:

•                  Ford Escape; and

•                  Ram Pickup;

•                  programs that ended production during or subsequent to the third quarter of 2011, including the Ford Crown Victoria;

•                  a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to the third quarter of 2011.

External Production Sales - Europe

External production sales in Europe decreased $38 million to $2.0 billion for the third quarter of 2012. The decrease in external production sales is primarily as a result of:

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro against the U.S. dollar;

•                  lower production volumes on certain existing programs; and

•                  net customer price concessions subsequent to the third quarter of 2011.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the third quarter of 2011, including the:

•                  Mercedes-Benz B-Class;

•                  Volkswagen up!, SEAT Mii and Skoda Citigo;

•                  Audi Q3; and

•                  Range Rover Evoque; and

•                  acquisitions completed during or subsequent to the third quarter of 2011, which positively impacted sales by $85 million, including:

•                  BDW technologies group (“BDW”); and

•                  the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in the second quarter of 2012 of an interior systems operation.

External Production Sales - Rest of World

External production sales in Rest of World increased 35% or $128 million to $493 million for the third quarter of 2012 compared to $365 million for the third quarter of 2011, primarily as a result of:

•                  acquisitions completed during or subsequent to the third quarter of 2011, which positively impacted sales by $68 million, including ThyssenKrupp Automotive Systems Industrial do Brasil Ltda. (“TKASB”); and

•                  the launch of new programs during or subsequent to the third quarter of 2011, primarily in Brazil and China.

These factors were partially offset by a $45 million decrease in reported U.S. dollar sales as a result of the weakening of foreign currencies against the U.S. dollar, including the Brazilian real.

Complete Vehicle Assembly Sales

	For the three months
	ended September 30,
	2012	2011	Change
Complete Vehicle Assembly Sales	$620	$663	-6%

Complete Vehicle Assembly Volumes (Units)
MINI Countryman, Mercedes-Benz G-Class, Peugeot RCZ and Aston Martin Rapide	29,153	31,939	-9%

Complete vehicle assembly sales decreased 6% or $43 million to $620 million for the third quarter of 2012 compared to $663 million for the third quarter of 2011 while assembly volumes decreased 9% or 2,786 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

•                  a $70 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar;

•                  a decrease in assembly volumes for the:

•                  Peugeot RCZ; and

•                  MINI Countryman; and

•                  the end of production of the Aston Martin Rapide at our Magna Steyr facility during the second quarter of 2012.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 27% or $140 million to $656 million for the third quarter of 2012 compared to $516 million for the third quarter of 2011.

In the third quarter of 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Chevrolet Trax;

•                  Ford Fusion;

•                  Chevrolet Spin;

•                  Honda Accord;

•                  QOROS C/Sedan/Hatch;

•                  MINI Countryman;

•                  Dodge Dart;

•                  Mercedes-Benz M-Class; and

•                  Opel Cascada Convertible.

In the third quarter of 2011, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Mercedes-Benz M-Class;

•                  MINI Cooper and Countryman;

•                  Ford Fusion;

•                  Opel Cascada Convertible;

•                  Chery A6 Coupe;

•                  Jaguar XJ;

•                  Ford Ranger;

•                  Chevrolet Sonic;

•                  Peugeot RCZ; and

•                  BMW X3.

In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro against the U.S. dollar.

Cost of Goods Sold and Gross Margin

	For the three months
	ended September 30,
	2012	2011

Sales	$7,411	$6,970
Cost of goods sold
Material	4,763	4,507
Direct labour	483	467
Overhead	1,294	1,227
	6,540	6,201
Gross margin	$871	$769

Gross margin as a percentage of sales	11.8%	11.0%

Cost of goods sold increased $0.3 billion to $6.5 billion for the third quarter of 2012 compared to $6.2 billion for the third quarter of 2011 primarily as a result of:

•                  higher material, overhead and labour costs associated with the increase in sales, including wage increases at certain operations;

•                  $204 million related to acquisitions completed during or subsequent to the third quarter of 2011, including TKASB, BDW and the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in the second quarter of 2012 of an interior systems operation ; and

•                  a larger amount of employee profit sharing.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar cost of goods sold primarily due to the weakening of the euro, Brazilian real, Czech koruna and Canadian dollar, each against the U.S. dollar; and

•                  lower warranty costs of $13 million.

Gross margin increased $0.1 billion to $0.9 billion for the third quarter of 2012 compared to $0.8 billion for the third quarter of 2011 and gross margin as a percentage of sales increased to 11.8% for the third quarter of 2012 compared to 11.0% for the third quarter of 2011. The increase in gross margin as a percentage of sales was substantially due to:

•                  lower costs incurred in preparation for upcoming launches;

•                  lower warranty costs; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                  an increase in tooling sales that have low or no margins;

•                  the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in the second quarter of 2012 of an interior systems operation;

•                  a larger amount of employee profit sharing;

•                  operational inefficiencies and other costs at certain facilities; and

•                  net customer price concessions subsequent to the third quarter of 2011.

Depreciation and Amortization

Depreciation and amortization costs increased $33 million to $203 million for the third quarter of 2012 compared to $170 million for the third quarter of 2011. The higher depreciation and amortization was primarily as a result of:

•                  $14 million related to acquisitions completed during or subsequent to the third quarter of 2011, including BDW, TKASB and E-Car;

•                  intangible asset amortization of $13 million related to the acquisition and re-measurement of E-Car;

•                  capital spending during or subsequent to the third quarter of 2011; and

•                  depreciation related to new facilities.

These factors were partially offset by a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the euro, Brazilian real and Canadian dollar, each against the U.S. dollar.

Selling, General and Administrative (“SG&A”)

SG&A expense as a percentage of sales was 4.7% for the third quarter of 2012 compared to 4.9% for the third quarter of 2011. SG&A expense increased $8 million to $349 million for the third quarter of 2012 compared to $341 million for the third quarter of 2011 primarily as a result of:

•                  higher incentive compensation;

•                  $12 million related to acquisitions completed during or subsequent to the third quarter of 2011, including TKASB, E-Car and the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in the second quarter of 2012 of an interior systems operation;

•                  increased costs incurred at new facilities; and

•                  higher labour, including wage increases at certain operations, and other costs to support the growth in sales.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar SG&A due to the weakening of the euro, Czech koruna and Polish zloty, each against the U.S. dollar; and

•                  a $6 million revaluation gain in respect of ABCP.

Equity Income

Equity income increased $5 million to $33 million for the third quarter of 2012 compared to $28 million for the third quarter of 2011. Excluding the $2 million reduction in the equity loss related to E-Car, the $3 million increase in equity income is primarily as a result of higher income from most of our equity accounted investments.

Other (Income) Expense, net

During the three months and nine months ended September 30, 2012 and 2011, we recorded Other Income items as follows:

	2012			2011
			Diluted			Diluted
	Operating	Net	Earnings	Operating	Net	Earnings
	Income	Income	per Share	Income	Income	per Share

Third Quarter
Re-measurement gain of E-Car (1)	$(153)	$(125)	$(0.53)	$—	$—	$—
Loss on disposal of facility (2)	—	—	—	113	113	0.47
Settlement agreement (3)	—	—	—	11	11	0.05
	(153)	(125)	(0.53)	124	124	0.52

Second Quarter
Gain on disposal (4)	—	—	—	(10)	(10)	(0.04)

First Quarter
Write down of real estate (5)	—	—	—	9	9	0.04

Total year to date unusual items	$(153)	$(125)	$(0.53)	$123	$123	$0.50

(1)         Re- measurement gain of E-Car

On August 31, 2012, we acquired the controlling 27% interest in E-Car from a company affiliated with the Stronach Group for cash consideration of $75 million. The purchase was reviewed, negotiated and approved by our independent directors with the benefit of independent legal advice from Fasken Martineau DuMoulin LLP, independent financial advice from TD Securities Inc. (“TD”) and an independent valuation prepared by PricewaterhouseCoopers LLP (“PwC”). The purchase price represents the midpoint of the valuation range determined by PwC and TD delivered a fairness opinion to the independent directors to the effect that the transaction is fair, from a financial point of view, to the Company.

Prior to the acquisition, we held the remaining 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting.

The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition which requires that we re-measure our pre-existing investment in E-Car at fair value and recognize any gains or losses in income. The estimated fair value of our partnership interest immediately before the closing date was $205 million, which resulted in the recognition of a non-cash gain of $153 million ($125 million after tax), which is recorded in Other Income on the Consolidated Statements of Income.

In addition, the preliminary purchase equation of the incremental investment in E-Car allocates $210 million to intangible assets. The intangible assets are primarily customer relationships and technology based intangibles. Given the continuing uncertainties regarding the timing and magnitude of a viable electric vehicle industry, competing electric vehicle technologies, significantly larger competitors, and other factors, we have determined that the intangible assets should be amortized on a straight-line basis over the period ending December 31, 2013.

(2)         Loss on disposal of facility

During the third quarter of 2011, we sold an interior systems operation located in Germany and recorded a loss on disposal of $113 million. This operation, whose long-lived assets were substantially impaired in 2010, had a history of losses which were projected to continue throughout the business planning period. Under the terms of the 2011 sale arrangements (the “SPA”), we agreed to fund the buyer $67 million, to be satisfied with certain working capital items, cash and the assumption of certain liabilities. The remaining net assets of the operation of $26 million were assigned no value by the buyer and accordingly, were expensed as part of the total loss on disposal. Simultaneously, we reached a commercial settlement with one of the facility’s customers regarding the cancellation of certain production orders whereby we reimbursed the customer costs of $20 million.

Final settlement of the SPA did not occur during 2011 and in the fourth quarter of 2011 an additional $16 million was accrued in relation to the ongoing disputes with the purchaser bringing the total loss on disposal to $129 million.

As more fully described in Note 5 of our unaudited interim consolidated financial statements for the three months and nine months ended September 31, 2012, on June 4, 2012, we re-acquired the above operation.

(3)         Settlement agreement

During the third quarter of 2011, a settlement agreement was finalized in connection with the settlement of certain patent infringement and other claims. We recorded an $11 million expense in the third quarter of 2011 in relation to these arrangements.

(4)         Gain on disposal

During the second quarter of 2011, we sold our 40% non-controlling interest in an equity accounted investment for $151 million and realized a $10 million gain on the disposition.

(5)         Write down of real estate

During the first quarter of 2011, five excess corporate real estate assets were sold to entities associated with our Founder and Honorary Chairman, Mr. Stronach and/or our former Co-Chief Executive Officer, Siegfried Wolf. Based on the appraisals obtained by the Corporate Governance and Compensation Committee, the appraised fair value range for the properties was less than their carrying value and, accordingly, we recorded a $9 million impairment charge in the second quarter of 2011. The sales were approved by the independent members of our Board of Directors based on the recommendation of the Corporate Governance and Compensation Committee and were completed during 2011.

Segment Analysis

Given the differences between the regions in which we operate, our operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, our internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and our long-term strategic direction and future global growth.

Our chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since we believe Adjusted EBIT is the most appropriate measure of operational profitability or loss for our reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other (income) expense, net.

As more fully described in Notes 2 and 5 of our unaudited interim consolidated financial statements for the three months and nine months ended September 31, 2012, on August 31, 2012 we acquired the controlling 27% interest in the E-Car partnership. Prior to the acquisition, we held the remaining 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting. For segment reporting purposes, prior to the closing date we recorded our proportionate share of the losses of E-Car in the Corporate and Other segment. Beginning on August 31, 2012, the consolidated results of E-Car are recorded in our North America and Europe segments as follows:

	For the month ended
	September 30, 2012
	North
	America	Europe	Total

Total Sales	3	3	6
Adjusted EBIT	(17)	(2)	(19)
Amortization of E-Car Intangibles included in Adjusted EBIT	(13)	—	(13)

	For the three months ended September 30,
	External Sales			Adjusted EBIT
	2012	2011	Change	2012	2011	Change

North America	$3,953	$3,616	$337	$328	$300	$28
Europe	2,911	2,950	(39)	13	(35)	48
Rest of World	542	392	150	5	14	(9)
Corporate and Other	5	12	(7)	6	7	(1)
Total reportable segments	$7,411	$6,970	$441	$352	$286	$66

Excluded from Adjusted EBIT for the third quarters of 2012 and 2011 were the following Other Income items, which have been discussed in the “Other Income” section.

	For the three months
	ended September 30,
	2012	2011

North America
Settlement agreement	$—	$11

Europe
Loss on disposal of facility	—	113

Corporate and Other
Re-measurement gain of E-Car	(153)	—
	$(153)	$124

North America

Adjusted EBIT in North America increased $28 million to $328 million for the third quarter of 2012 compared to $300 million for the third quarter of 2011 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  lower costs incurred in preparation for upcoming launches; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  intangible asset amortization of $13 million related to the acquisition and re-measurement of E-Car;

•                  increased pre-operating costs incurred at new facilities;

•                  a larger amount of employee profit sharing;

•                  higher affiliation fees paid to Corporate;

•                  higher incentive compensation;

•                  operational inefficiencies and other costs at certain facilities;

•                  higher warranty costs of $3 million;

•                  rising commodity costs;

•                  programs that ended production during or subsequent to the third quarter of 2011; and

•                  net customer price concessions subsequent to the third quarter of 2011.

Europe

Adjusted EBIT in Europe increased $48 million to $13 million for the third quarter of 2012 compared to a loss of $35 million for the third quarter of 2011 primarily as a result of:

•                  productivity and efficiency improvements at certain facilities;

•                  lower warranty costs of $17 million;

•                  margin earned on the launch of new programs;

•                  decreased commodity costs;

•                  lower restructuring and downsizing costs; and

•                  lower costs incurred in preparation for upcoming launches.

These factors were partially offset by:

•                  the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in the third quarter of 2012 of an interior systems operation;

•                  a larger amount of employee profit sharing;

•                  higher incentive compensation;

•                  lower equity income;

•                  higher affiliation fees paid to Corporate;

•                  operational inefficiencies and other costs at certain facilities; and

•                  programs that ended production during or subsequent to the third quarter of 2011.

Rest of World

Rest of World Adjusted EBIT decreased $9 million to $5 million for the third quarter of 2012 compared to $14 million for the third quarter of 2011 primarily as a result of:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain facilities in South America;

•                  higher costs related to new facilities; and

•                  higher warranty costs of $1 million.

These factors were partially offset by higher equity income.

Corporate and Other

Corporate and Other Adjusted EBIT decreased $1 million to $6 million for the third quarter of 2012 compared to $7 million for the third quarter of 2011. The loss related to our equity accounted investment in E-Car included in Corporate and Other was $13 million for the third quarter of 2012 and $15 million for the third quarter of 2011. Excluding E-Car, Corporate and Other Adjusted EBIT decreased $3 million to $19 million for the third quarter of 2012 compared to $22 million for the third quarter of 2011 primarily as a result of higher incentive compensation partially offset by a $6 million revaluation gain in respect of ABCP and an increase in affiliation fees earned from our divisions.

Interest Expense (Income), net

During the third quarter of 2012, we recorded net interest expense of $5 million compared to net interest income of $2 million for the third quarter of 2011. The increase in interest expense is primarily as a result of:

•                  an increase in interest expense as a result of higher debt in Asia Pacific and South America; and

•                  interest expense on debt assumed in the BDW acquisition.

Income from Operations before Income Taxes

Income from operations before income taxes increased $336 million to $500 million for the third quarter of 2012 compared to $164 million for the third quarter of 2011. Excluding Other Income, discussed in the “Other Income” section, income from operations before income taxes for the third quarter of 2012 increased $59 million. The increase in income from operations before income taxes is the result of the increase in EBIT partially offset by the increase in net interest expense, as discussed above.

Income Taxes

The effective income tax rate on income from operations before income taxes was 22.8% for the third quarter of 2012 compared to 39.0% for the third quarter of 2011. In the third quarters of 2012 and 2011, income tax rates were impacted by the items discussed in the “Other Income” section. Excluding Other Income, after tax, the effective income tax rate increased to 24.8% for the third quarter of 2012 compared to 22.2% for the third quarter of 2011 primarily as result of a reduction in the utilization of unbenefitted losses in the United States partially offset by permanent items.

Net Income

Net income of $386 million for the third quarter of 2012 increased $286 million compared to the third quarter of 2011. Excluding Other Income, after tax, discussed in the “Other Income” section, net income increased $37 million. The increase in net income is the result of the increase in income from operations before income taxes partially offset by higher income taxes, both as discussed above.

Net Loss Attributable to Non-controlling Interests

The net loss attributable to non-controlling interests of $4 million for the third quarter of 2012 increased $2 million compared to the third quarter of 2011.

Net Income Attributable to Magna International Inc.

Net income attributable to Magna International Inc. of $390 million for the third quarter of 2012 increased $288 million compared to the third quarter of 2011. Excluding Other Income, after tax, discussed in the “Other Income” section, net income attributable to Magna International Inc. increased $39 million as a result of the increases in net income and net loss attributable to non-controlling interests, both as discussed above.

Earnings per Share

	For the three months
	ended September 30,
	2012	2011	Change

Earnings per Common Share
Basic	$1.68	$0.43	+291%
Diluted	$1.66	$0.42	+295%

Average number of Common Shares outstanding (millions)
Basic	232.5	239.7	-3%
Diluted	235.1	242.5	-3%

Diluted earnings per share increased $1.24 to $1.66 for the third quarter of 2012 compared to $0.42 for the third quarter of 2011. Other Income, after tax, positively impacted diluted earnings per share in the third quarter of 2012 by $0.53 and negatively impacted diluted earnings per share in third quarter of 2011 by $0.52, both as discussed in the “Other Income” section. Excluding Other Income, after tax, the $0.19 increase in diluted earnings per share is a result of the increase in net income attributable to Magna International Inc. and a decrease in the weighted average number of diluted shares outstanding during the third quarter of 2012.

The decrease in the weighted average number of diluted shares outstanding was primarily due to the repurchase and cancellation of Common Shares, during or subsequent to the third quarter of 2011, pursuant to our normal course issuer bids.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months
	ended September 30,
	2012	2011	Change

Net income	$386	$100
Items not involving current cash flows	117	293
	503	393	$110
Changes in non-cash operating assets and liabilities	(63)	(148)
Cash provided from operating activities	$440	$245	$195

Cash flow from operations before changes in non-cash operating assets and liabilities increased $110 million to $503 million for the third quarter of 2012 compared to $393 million for the third quarter of 2011. The increase in cash flow from operations was due to a $286 million increase in net income, as discussed above, partially offset by a $176 million decrease in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the three months
	ended September 30,
	2012	2011

Depreciation and amortization	$203	$170
Other non-cash charges	39	30
Amortization of other assets included in cost of goods sold	26	19
Deferred income taxes	35	(11)
Equity income	(33)	(28)
Non-cash portion of Other Income	(153)	113
Items not involving current cash flows	$117	$293

Cash invested in non-cash operating assets and liabilities amounted to $63 million for the third quarter of 2012 compared to $148 million for the third quarter of 2011. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months
	ended September 30,
	2012	2011

Accounts receivable	$69	$(227)
Inventories	(73)	(135)
Prepaid expenses and other	(22)	(14)
Accounts payable	(85)	241
Accrued salaries and wages	49	18
Other accrued liabilities	13	(16)
Income taxes payable	(14)	(15)
Changes in non-cash operating assets and liabilities	$(63)	$(148)

The decrease in accounts receivable and accounts payable in the third quarter of 2012 was primarily due to a decrease in production activities at the end of the third quarter of 2012 compared to the second quarter of 2012. The increase in inventories was primarily due to increased production inventory to support launch activities and higher tooling inventory.

Capital and Investment Spending

	For the three months
	ended September 30,
	2012	2011	Change

Fixed asset additions	$(279)	$(338)
Investments and other assets	(28)	(40)
Fixed assets, investments and other assets additions	(307)	(378)
Purchase of subsidiaries	(56)	(5)
Disposal of facility	—	(39)
Proceeds from disposition	15	34
Cash used for investment activities	$(348)	$(388)	$40

Fixed assets, investments and other assets additions

In the third quarter of 2012, we invested $279 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2012 was for facilities and manufacturing equipment for programs that will be launching subsequent to the third quarter of 2012. Consistent with our strategy to expand in developing markets, approximately 25% (2011 - 24%) of this investment was in China, India, Brazil and Russia.

In the third quarter of 2012, we invested $28 million in other assets related primarily for fully reimbursable tooling and engineering costs for programs that launched during the third quarter of 2012 or will be launching subsequent to the third quarter of 2012.

Purchase of subsidiaries

On August 31, 2012 we acquired the controlling 27% interest in the E-Car partnership for cash consideration of $56 million, net of $19 million cash acquired.

Proceeds from disposition

The $15 million of proceeds include normal course fixed and other asset disposals.

Financing

	For the three months
	ended September 30,
	2012	2011	Change

Increase in bank indebtedness	$36	$73
Repayments of debt	(26)	(10)
Issues of debt	23	1
Settlement of stock options	(15)	(5)
Issue of Common Shares	2	7
Contribution to subsidiaries by non-controlling interest	—	1
Repurchase of Common Shares	(21)	(197)
Dividends paid	(62)	(58)
Cash used for financing activities	$(63)	$(188)	$125

Repayments of debt for the third quarter of 2012 relates primarily to BDW and Pabsa S.A. debt payments subsequent to acquisition, while issues of debt relates primarily to higher debt levels in our Rest of World segment.

During the third quarter of 2012, our Honorary Chairman and Founder, Mr. Stronach exercised 900,001 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $15 million were made to Mr. Stronach which represented the difference between the aggregate fair market value of the Option Shares based on the closing price of our Common Shares on the Toronto Stock Exchange (“TSX”) on the date of exercise and the aggregate Exercise Price of all such options surrendered.

During the third quarter of 2012, we repurchased 0.5 million Common Shares for an aggregate purchase price of $21 million under our normal course issuer bid.

Cash dividends paid per Common Share were $0.275 for the third quarter of 2012, for a total of $62 million.

Financing Resources

	As at	As at
	September 30,	December 31,
	2012	2011	Change

Liabilities
Bank indebtedness	$151	$162
Long-term debt due within one year	148	25
Long-term debt	110	46
	409	233
Non-controlling interest	28	27
Shareholders’ equity	9,161	8,175
Total capitalization	$9,598	$8,435	$1,163

Total capitalization increased by $1.2 billion to $9.6 billion at September 30, 2012 compared to $8.4 billion at December 31, 2011, primarily as a result of a $1.0 billion increase in shareholders’ equity and a $0.2 billion increase in liabilities.

The increase in shareholders’ equity was primarily as a result of:

•                  net income earned in the first nine months of 2012;

•                  the $76 million net unrealized gain on cash flow hedges; and

•                  the $32 million net unrealized loss on translation of net investment in foreign operations.

These factors were partially offset by dividends paid during the first nine months of 2012.

The increase in liabilities relates primarily to an increase in debt in our Rest of World segment and debt assumed in connection with the BDW acquisition.

Cash Resources

During the third quarter of 2012, our cash resources increased by $54 million to $1.45 billion as a result of the cash provided from operating activities and the favourable effect of foreign exchange partially offset by cash used for investing and financing activities, as discussed above. In addition to our cash resources at September 30, 2012, we had term and operating lines of credit totalling $2.5 billion of which $2.1 billion was unused and available.

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at November 7, 2012 were exercised:

Common Shares	233,228,126
Stock options (i)	6,926,542
240,154,668

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2012 that are outside the ordinary course of our business. Refer to our MD&A included in our 2011 Annual Report.

RESULTS OF OPERATIONS — FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012

Sales

	For the nine months
	ended September 30,
	2012	2011	Change

Vehicle Production Volumes (millions of units)
North America	11.625	9.699	+20%
Western Europe	9.569	10.280	-7%

Sales
External Production
North America	$11,458	$10,478	+9%
Europe	6,577	6,484	+1%
Rest of World	1,316	1,016	+30%
Complete Vehicle Assembly	1,864	2,065	-10%
Tooling, Engineering and Other	1,589	1,454	+9%
Total Sales	$22,804	$21,497	+6%

External Production Sales - North America

External production sales in North America increased 9% or $1.0 billion to $11.5 billion for the nine months ended September 30, 2012 compared to $10.5 billion for the nine months ended September 30, 2011. The increase in external production sales is primarily as a result of:

•                  higher production volumes on certain existing programs;

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2011, including the:

•                  Volkswagen Passat;

•                  Mercedes-Benz M-Class and GL-Class;

•                  Chevrolet Sonic;

•                  Chevrolet Malibu;

•                  Lancia Grand Voyager and Ram Cargo Van; and

•                  Honda CR-V;

•                  growth in sales for non-traditional markets; and

•                  acquisitions completed during or subsequent to the nine months ended September 30, 2011, which positively impacted sales by $41 million.

These factors were partially offset by:

•                  a decrease in content on certain programs, including the:

•                  Ford Escape; and

•                  Ram Pickup;

•                  programs that ended production during or subsequent to the nine months ended September 30, 2011, including the:

•                  Ford Crown Victoria;

•                  Chevrolet HHR;

•                  Ford Ranger; and

•                  Dodge Caliber;

•                  a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2011.

External Production Sales - Europe

External production sales in Europe increased 1% or $0.1 billion to $6.6 billion for the nine months ended September 30, 2012 compared to $6.5 billion for the nine months ended September 30, 2011. The increase in external production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2011, including the:

•                  Range Rover Evoque;

•                  Kia Rio;

•                  Hyundai Solaris;

•                  Volkswagen up!, SEAT Mii and Skoda Citigo;

•                  Audi Q3; and

•                  MINI Coupe and MINI Roadster;

•                  acquisitions completed during or subsequent to the nine months ended September 30, 2011, which positively impacted sales by $159 million, including BDW; and

•                  growth in sales for non-traditional markets.

These factors were partially offset by:

•                  a decrease in reported U.S. dollar sales primarily as a result of the weakening of the euro against the U.S. dollar;

•                  the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in the third quarter of 2012 of an interior systems operation;

•                  lower production volumes on certain existing programs; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2011.

External Production Sales - Rest of World

External production sales in Rest of World increased 30% or $0.3 billion to $1.3 billion for the nine months ended September 30, 2012 compared to $1.0 billion for the nine months ended September 30, 2011, primarily as a result of:

•                  acquisitions completed during or subsequent to the nine months ended September 30, 2011, which positively impacted sales by $204 million, including TKASB; and

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2011, primarily in China, Brazil, Argentina and South Korea.

These factors were partially offset by an $88 million decrease in reported U.S. dollar sales as a result of the net weakening of foreign currencies against the U.S. dollar, including the Brazilian real.

Complete Vehicle Assembly Sales

	For the nine months
	ended September 30,
	2012	2011	Change

Complete Vehicle Assembly Sales	$1,864	$2,065	-10%

Complete Vehicle Assembly Volumes (Units)
MINI Countryman, Peugeot RCZ, Mercedes-Benz G-Class and Aston Martin Rapide	92,152	100,465	-8%

Complete vehicle assembly sales decreased 10% or $0.2 billion to $1.9 billion for the nine months ended September 30, 2012 compared to $2.1 billion for the nine months ended September 30, 2011 while assembly volumes decreased 8% or 8,313 units.

The decrease in complete vehicle assembly sales is primarily as a result of:

•                  a $171 million decrease in reported U.S. dollar sales as a result of the weakening of the euro against the U.S. dollar;

•                  a decrease in assembly volumes for the Peugeot RCZ; and

•                  the end of production of the Aston Martin Rapide at our Magna Steyr facility during the second quarter of 2012.

These factors were partially offset by an increase in assembly volumes for the Mercedes-Benz G-Class.

Tooling, Engineering and Other Sales

Tooling, engineering and other sales increased 9% or $0.1 billion to $1.6 billion for the nine months ended September 30, 2012 compared to $1.5 billion for the nine months ended September 30, 2011.

In the nine months ended September 30, 2012, the major programs for which we recorded tooling, engineering and other sales were the:

•                  Ford Fusion;

•                  Chevrolet Trax;

•                  MINI Countryman;

•                  QOROS C/Sedan/Hatch;

•                  Mercedes-Benz M-Class;

•                  Chevrolet Spin;

•                  Opel Cascada Convertible; and

•                  Freightliner Cascadia.

In the nine months ended September 30, 2011, the major programs for which we recorded tooling, engineering and other sales were the:

•                  MINI Cooper and Countryman;

•                  Mercedes-Benz M-Class;

•                  Chrysler 300C, Dodge Charger and Challenger;

•                  Opel Cascada Convertible;

•                  BMW X3;

•                  Chery A6 Coupe;

•                  Peugeot RCZ;

•                  Dodge Journey;

•                  Chevrolet Camaro; and

•                  Skoda Fabia.

In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro against the U.S. dollar.

Segment Analysis

	For the nine months ended September 30,
	External Sales			Adjusted EBIT
	2012	2011	Change	2012	2011	Change

North America	$12,143	$11,115	$1,028	$1,148	$1,038	$110
Europe	9,230	9,266	(36)	141	(19)	160
Rest of World	1,414	1,081	333	(20)	42	(62)
Corporate and Other	17	35	(18)	2	(15)	17
Total reportable segments	$22,804	$21,497	$1,307	$1,271	$1,046	$225

Excluded from Adjusted EBIT for the nine month periods ended 2012 and 2011 were the following Other Income items, which have been discussed in the “Other Income” section.

	For the nine months
	ended September 30,
	2012	2011

North America
Settlement agreement	$—	$11

Europe
Loss on disposal of facility	—	113

Corporate and Other
Re-measurement gain of E-Car	(153)	—
Gain on disposal of investment	—	(10)
Write down of real estate	—	9
	(153)	(1)

	$(153)	$123

North America

Adjusted EBIT in North America increased $0.1 billion to $1.1 billion for the nine months ended September 30, 2012 compared to $1.0 billion for the nine months ended September 30, 2011 primarily as a result of:

•                  margins earned on higher production sales, including margins earned on the launch of new facilities and new programs;

•                  lower costs incurred in preparation for upcoming launches; and

•                  productivity and efficiency improvements at certain facilities.

These factors were partially offset by:

•                  increased pre-operating costs incurred at new facilities;

•                  intangible asset amortization of $13 million related to the acquisition and re-measurement of E-Car;

•                  higher affiliation fees paid to Corporate;

•                  higher incentive compensation;

•                  a larger amount of employee profit sharing;

•                  rising commodity costs;

•                  higher warranty costs of $7 million;

•                  operational inefficiencies and other costs at certain facilities;

•                  programs that ended production during or subsequent to the nine months ended September 30, 2011; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2011.

Europe

Adjusted EBIT in Europe increased $160 million to $141 million for the nine months ended September 30, 2012 compared to a loss of $19 million for the nine months ended September 30, 2011 primarily as a result of:

•                  lower warranty costs of $22 million;

•                  lower costs incurred in preparation for upcoming launches;

•                  the net effect of the disposition during the third quarter of 2011 and subsequent acquisition in the third quarter of 2012 of an interior systems operation;

•                  favourable settlement of certain commercial items;

•                  productivity and efficiency improvements at certain facilities;

•                  higher equity income; and

•                  lower pre-operating costs incurred at new facilities.

These factors were partially offset by:

•                  a larger amount of employee profit sharing;

•                  rising commodity costs;

•                  higher affiliation fees paid to Corporate;

•                  higher incentive compensation;

•                  operational inefficiencies and other costs at certain facilities; and

•                  programs that ended production during or subsequent to the nine months ended September 30, 2011.

Rest of World

Rest of World Adjusted EBIT decreased $62 million to a loss of $20 million for the nine months ended September 30, 2012 compared to income of $42 million for the nine months ended September 30, 2011 primarily as a result of:

•                  operational inefficiencies and other costs at certain facilities, in particular at certain facilities in South America;

•                  higher costs related to new facilities;

•                  higher affiliation fees paid to Corporate;

•                  higher warranty costs of $2 million; and

•                  net customer price concessions subsequent to the nine months ended September 30, 2011.

These factors were partially offset by higher equity income.

Corporate and Other

Corporate and Other Adjusted EBIT increased $17 million to $2 million for the nine months ended September 30, 2012 compared to a loss of $15 million for the nine months ended September 30, 2011. The loss related to our equity accounted investment in E-Car included in Corporate and Other was $35 million for the nine months ended September 30, 2012 and $53 million for the nine months ended September 30, 2011. Excluding E-Car, Corporate and Other Adjusted EBIT decreased $1 million to $37 million for the nine months ended September 30, 2012 compared to $38 million for the nine months ended September 30, 2011 primarily as a result of:

•                  higher incentive compensation;

•                  lower equity income; and

•                  a loss on disposal of an investment.

These factors were partially offset by:

•                  an increase in affiliation fees earned from our divisions;

•                  a $13 million revaluation gain in respect of ABCP;

•                  the recovery of due diligence costs; and

•                  lower stock-based compensation.

SUBSEQUENT EVENTS

[a]    Acquisitions

In October 2012, we signed an agreement to acquire ixetic Verwaltungs GmbH, a manufacturer of automotive vacuum, engine and transmission pumps with facilities in Germany, Bulgaria and China, for a purchase price of approximately $400 million (€308 million). This transaction is expected to close in the fourth quarter of 2012, subject to obtaining European anti-trust approval.

In addition, we signed an agreement with a joint venture partner to purchase the remaining 50% interest in STT Technologies Inc., a supplier of transmission and engine related oil pumps with facilities in Canada and Mexico. This transaction closed on October 26, 2012.

[b]    Normal Course Issuer Bid

Subject to approval by the TSX and the NYSE, our Board of Directors approved a normal course issuer bid to purchase up to 12 million of our Common Shares, representing approximately 5% of our public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund our stock-based compensation awards or programs and/or our obligations to our deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 13, 2012 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims.

Refer to note 15 of our unaudited interim consolidated financial statements for the nine months ended September 30, 2012, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to “Item 3. Description of the Business — Risk Factors” in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2011.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the nine months ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to implementation of improvement plans in our underperforming operations, particularly in Europe and Rest of World; future sales and earnings growth in Rest of World; the impact to Adjusted EBIT of new facilities launches in Rest of World; the future growth of the automotive pump market and the potential benefits expected to be achieved from our acquisitions of ixetic Verwaltungs GmbH and the remaining 50% interest in STT Technologies Inc.; the integration of and potential benefits expected to be achieved from our completed acquisition of the outstanding 27% interest in Magna E-Car Systems; and future purchases of our Common Shares under the Normal Course Issuer Bid. The forward-looking information in this MD&A is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: the potential for a deterioration of economic conditions or an extended period of economic uncertainty; declines in consumer confidence and the impact on production volume levels; risks arising from uncertain economic conditions in Europe, including the potential for a deterioration of sales of our three largest German-based OEM customers; restructuring actions by OEMs, including plant closures; restructuring, downsizing and/or other significant non-recurring costs; continued underperformance of one or more of our operating divisions; our ability to successfully launch material new or takeover business; liquidity risks; risks arising due to the failure of a major financial institution; bankruptcy or insolvency of a major customer or supplier; a prolonged disruption in the supply of components to us from our suppliers; scheduled production shutdowns of our customers’ production facilities (typically in the third and fourth quarters of each calendar year); shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption; our ability to successfully compete with other automotive suppliers; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; a shift away from technologies in which we are investing; impairment charges related to goodwill, long-lived assets and deferred tax assets; shifts in market share away from our top customers; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; risks of conducting business in foreign markets, including China, India, Brazil, Russia and other non-traditional markets for us; exposure to, and ability to offset, volatile commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies; ongoing pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities; risks related to natural disasters and potential production disruptions; factors that could cause an increase in our pension funding obligations; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims and/or regulatory actions against us; the unpredictability of, and fluctuation in, the trading price of our Common Shares; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; risks related to the electric vehicle industry; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2012	2011	2012	2011

Sales		$7,411	$6,970	$22,804	$21,497

Costs and expenses
Cost of goods sold		6,540	6,201	19,951	18,993
Depreciation and amortization		203	170	558	507
Selling, general and administrative	11	349	341	1,131	1,044
Interest expense (income), net		5	(2)	15	(3)
Equity income		(33)	(28)	(107)	(93)
Other (income) expense, net	2	(153)	124	(153)	123
Income from operations before income taxes		500	164	1,409	926
Income taxes		114	64	333	222
Net income		386	100	1,076	704
Net loss attributable to non-controlling interests		4	2	6	2
Net income attributable to Magna International Inc.		$390	$102	$1,082	$706

Earnings per Common Share:	3
Basic		$1.68	$0.43	$4.65	$2.93
Diluted		$1.66	$0.42	$4.60	$2.89

Cash dividends paid per Common Share		$0.275	$0.250	$0.825	$0.750

Average number of Common Shares outstanding during the period [in millions]:	3
Basic		232.5	239.7	232.5	240.9
Diluted		235.1	242.5	235.3	244.7

See accompanying notes

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2012	2011	2012	2011

Net income		$386	$100	$1,076	$704

Other comprehensive income (loss), net of tax:	13
Net unrealized gain (loss) on translation of net investment in foreign operations		127	(415)	32	(110)
Net unrealized gain (loss) on available-for-sale investments		2	(6)	(2)	(9)
Net unrealized gain (loss) on cash flow hedges		39	(69)	76	(39)
Reclassification of net gain on cash flow hedges to net income		(2)	(10)	(7)	(28)
Pension and post retirement benefits		—	—	—	1
Other comprehensive (loss) income		166	(500)	99	(185)

Comprehensive income (loss)		552	(400)	1,175	519
Comprehensive loss attributable to non-controlling interests		5	2	6	3
Comprehensive income (loss) attributable to Magna International Inc.		$557	$(398)	$1,181	$522

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2012	2011	2012	2011

Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$386	$100	$1,076	$704
Items not involving current cash flows	4	117	293	544	670
		503	393	1,620	1,374
Changes in non-cash operating assets and liabilities	4	(63)	(148)	(487)	(926)
Cash provided from operating activities		440	245	1,133	448

INVESTMENT ACTIVITIES
Fixed asset additions		(279)	(338)	(796)	(708)
Purchase of subsidiaries	5	(56)	(5)	(79)	(19)
Increase in investments and other assets		(28)	(40)	(97)	(140)
Disposals of facilities		—	(39)	—	112
Proceeds from disposition	2	15	34	93	110
Cash used for investing activities		(348)	(388)	(879)	(645)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness		36	73	(5)	106
Repayments of debt		(26)	(10)	(145)	(22)
Settlement of stock options		(15)	(5)	(19)	(30)
Issues of debt		23	1	218	10
Issue of Common Shares		2	7	5	58
Repurchase of Common Shares		(21)	(197)	(21)	(285)
Contribution to subsidiaries by non-controlling interests		—	1	—	9
Dividends paid		(62)	(58)	(189)	(177)
Cash used for financing activities		(63)	(188)	(156)	(331)

Effect of exchange rate changes on cash and cash equivalents		25	(86)	24	(26)

Net increase (decrease) in cash and cash equivalents during the period		54	(417)	122	(554)
Cash and cash equivalents, beginning of period		1,393	1,744	1,325	1,881
Cash and cash equivalents, end of period		$1,447	$1,327	$1,447	$1,327

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at	As at
		September 30,	December 31,
	Note	2012	2011

ASSETS
Current assets
Cash and cash equivalents	4	$1,447	$1,325
Accounts receivable		5,170	4,398
Inventories	6	2,501	2,045
Deferred tax assets		114	206
Prepaid expenses and other		201	172
		9,433	8,146

Investments	14	409	438
Fixed assets, net		4,747	4,236
Goodwill		1,232	1,196
Deferred tax assets		124	69
Other assets	7	728	594
		$16,673	$14,679

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$151	$162
Accounts payable		4,361	3,961
Accrued salaries and wages		623	525
Other accrued liabilities	8	1,230	1,002
Income taxes payable		29	5
Deferred tax liabilities		59	44
Long-term debt due within one year		148	25
		6,601	5,724

Long-term employee benefit liabilities	9	432	419
Long-term debt		110	46
Other long-term liabilities	10	211	207
Deferred tax liabilities		130	81
		7,484	6,477

Shareholders’ equity
Capital stock
Common Shares [issued: 233,228,126; December 31, 2011 — 233,317,792]		4,381	4,373
Contributed surplus		74	63
Retained earnings		4,187	3,317
Accumulated other comprehensive income	13	519	422
		9,161	8,175

Non-controlling interests		28	27
		9,189	8,202
		$16,673	$14,679

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]

Balance, December 31, 2011		233.3	$4,373	$63	$3,317	$422	$27	$8,202
Net income					1,082		(6)	1,076
Other comprehensive loss						99		99
Divestiture of subsidiaries							7	7
Shares issued on exercise of stock options		0.2	8	(3)				5
Repurchase and cancellation under normal course issuer bid		(0.4)	(9)		(10)	(2)		(21)
Release of restricted stock			5	(5)				—
Stock-based compensation expense	11			26				26
Settlement of stock options	11			(7)	(9)			(16)
Dividends paid		0.1	4		(193)			(189)
Balance, September 30, 2012		233.2	$4,381	$74	$4,187	$519	$28	$9,189

		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCI (i)	Interest	Equity
		[in millions]

Balance, December 31, 2010		242.6	$4,500	$56	$2,715	$752	$3	$8,026
Net income					706		(2)	704
Other comprehensive loss						(184)	(1)	(185)
Contributions to subsidiaries by non-controlling interests							9	9
Acquisition of subsidiaries							5	5
Shares issued on exercise of stock options		1.4	69	(11)				58
Release of restricted stock			5	(5)				—
Repurchase and cancellation under normal course issuer bid		(7.2)	(136)		(119)	(30)		(285)
Stock-based compensation expense	11			29				29
Settlement of stock options	11			(8)	(16)			(24)
Dividends paid			2		(179)			(177)
Balance, September 30, 2011		236.8	$4,440	$61	$3,107	$538	$14	$8,160

(i)       AOCI is Accumulated Other Comprehensive Income.

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES

[a]         Basis of Presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following United States generally accepted accounting principles [“GAAP”] as further discussed in note 1[b] and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2011.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2011 audited consolidated financial statements and notes included in the Company’s 2011 Annual Report.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2012 and the results of operations, changes in equity and cash flows for the three-month and nine-month periods ended September 30, 2012 and 2011.

[b]         Accounting Changes

Comprehensive Income

During 2011, the Financial Accounting Standards Board [“FASB”] issued Accounting Standards Update [“ASU”] 2011-05 and ASU 2011-12, “Comprehensive Income (Topic 220)”, requiring entities to present net income and other comprehensive income in either a single continuous statement or in two consecutive statements of net income and other comprehensive income. The adoption of this ASU did not have a material impact on the interim consolidated financial statements.

Fair Value Measurement

During 2011, the FASB issued ASU 2011-04, “Fair Value Measurement (Topic 820)”, clarifying the existing measurement and disclosure requirements and expanding the disclosure requirements for certain fair value measurements. The adoption of this ASU did not have a material impact on the interim consolidated financial statements.

Goodwill

In September 2011, the FASB issued ASU 2011-08, “Intangibles — Goodwill and Other (Topic 350): Testing Goodwill for Impairment”. ASU 2011-08 provides an option to perform a qualitative assessment to determine whether further goodwill impairment testing is necessary. If, as a result of the qualitative assessment, it is determined that it is more-likely-than-not that a reporting unit’s fair value is less than its carrying amount, the two-step quantitative impairment test is required. Otherwise, no further testing is required. ASU 2011-08 is effective for the Company for the year ending December 31, 2012. The adoption of this ASU did not have a material impact on the interim consolidated financial statements.

[c]          Future Accounting Policies

Intangibles

In July 2012, the FASB issued ASU 2012-02, “Intangibles — Goodwill and Other (Topic 350): Testing Indefinite-Lived Intangible Assets for Impairment”. ASU 2012-02 provides an option to first perform a qualitative assessment to determine whether it is more-likely-than-not that an indefinite-lived intangible asset is impaired. This new standard will be effective for the Company in the first quarter of 2013. The adoption of this ASU is not expected to have a material impact on the interim consolidated financial statements.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.              SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[d]         Seasonality

The Company’s businesses are generally not seasonal. However, the Company’s sales and profits are closely related to its automotive customers’ vehicle production schedules. The Company’s largest North American customers typically halt production for approximately two weeks in July and one week in December. Additionally, many of the Company’s customers in Europe typically shutdown vehicle production during portions of August and one week in December.

2.              OTHER (INCOME) EXPENSE, NET

		Nine months ended
		September 30,
		2012	2011

Third Quarter
Re-measurement gain of E-Car	[i]	$(153)	$—
Loss on disposal of facility	[ii]	—	113
Settlement agreement	[iii]	—	11
		(153)	124

Second Quarter
Gain on disposal of investment	[iv]	—	(10)
		—	(10)

First Quarter
Write down of real estate	[v]	—	9
		—	9

		$(153)	$123

For the nine months ended September 30, 2012:

[i]            Re-measurement gain of E-Car

On August 31, 2012, the Company acquired the controlling 27% interest in the Magna E-Car Systems L.P. [“E-Car”] partnership from a company affiliated with the Stronach Group for cash consideration of $75 million. The purchase was reviewed, negotiated and approved by the Company’s independent directors with the benefit of independent legal advice from Fasken Martineau DuMoulin LLP, independent financial advice from TD Securities Inc. [“TD”] and an independent valuation prepared by PricewaterhouseCoopers LLP [“PwC”]. The purchase price represents the midpoint of the valuation range determined by PwC and TD delivered a fairness opinion to the independent directors to the effect that the transaction is fair, from a financial point of view, to the Company.

Prior to the acquisition, the Company held the remaining 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting.

The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition which requires that Magna re-measure its pre-existing investment in E-Car at fair value and recognize any gains or losses in income. The estimated fair value of Magna’s partnership interest immediately before the closing date was $205 million, which resulted in the recognition of a non-cash gain of $153 million [$125 million after tax], which is recorded in Other (income) expense, net on the Consolidated Statements of Income.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.              OTHER (INCOME) EXPENSE, NET (CONTINUED)

For the nine months ended September 30, 2011:

[ii]        Loss on disposal of facility

During the third quarter of 2011, the Company sold an interior systems operation located in Germany and recorded a loss on disposal of $113 million. This operation, whose long-lived assets of which were substantially impaired in 2010, had a history of losses which were projected to continue throughout the business planning period. Under the terms of the 2011 sale arrangements [the “SPA”], the Company agreed to fund the buyer $67 million, to be satisfied with certain working capital items, cash and the assumption of certain liabilities. The remaining net assets of the operation of $26 million were assigned no value by the buyer and accordingly, were expensed as part of the total loss on disposal. Simultaneously, the Company reached a commercial settlement with one of the facility’s customers regarding the cancellation of certain production orders whereby the Company reimbursed the customer costs of $20 million.

Final settlement of the SPA did not occur during 2011 and in the fourth quarter of 2011 an additional $16 million was accrued in relation to the ongoing disputes with the purchaser bringing the total loss on disposal to $129 million.

As more fully described in Note 5, on June 4, 2012, the Company re-acquired the above operation.

[iii]    Settlement agreement

During the third quarter of 2011, a settlement agreement was finalized in connection with the settlement of certain patent infringement and other claims. The Company recorded an $11 million expense in the third quarter of 2011 in relation to these arrangements.

[iv]     Gain on disposal of investment

During the second quarter of 2011, the Company sold its 40% non-controlling interest in an equity accounted investment for proceeds of $151 million [Cdn$147 million] and recognized a $10 million gain on disposal.

[v]         Write down of real estate

During 2011, five excess corporate real estate assets were sold to entities associated with the Company’s Founder and Honorary Chairman, Mr. Stronach and/or the Company’s former Co-Chief Executive Officer, Siegfried Wolf. Based on the appraisals obtained by the Corporate Governance and Compensation Committee, the appraised fair value range for the properties was less than their carrying value and, accordingly, the Company recorded a $9 million impairment charge in the first quarter of 2011. The sales were approved by the independent members of Magna’s Board of Directors based on the recommendation of the Corporate Governance and Compensation Committee and were completed during 2011.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.              EARNINGS PER SHARE

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$390	$102	$1,082	$706

Average number of Common Shares outstanding	232.5	239.7	232.5	240.9

Basic earnings per Common Share	$1.68	$0.43	$4.65	$2.93

Diluted earnings per Common Share:

Net income attributable to Magna International Inc.	$390	$102	$1,082	$706

Average number of Common Shares outstanding	232.5	239.7	232.5	240.9
Adjustments
Stock options and restricted stock [a]	2.6	2.8	2.8	3.8
	235.1	242.5	235.3	244.7

Diluted earnings per Common Share	$1.66	$0.42	$4.60	$2.89

[a]         For the three and nine months ended September 30, 2012, diluted earnings per Common Share exclude 2.6 million [2011 — 2.7 million] and 2.3 million [2011 — 1.8 million] Common Shares issuable under the Company’s Incentive Stock Option Plan because these options were not “in-the-money”.

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES

[a]         Cash and cash equivalents:

	September 30,	December 31,
	2012	2011

Bank term deposits, bankers’ acceptances and government paper	$1,191	$968
Cash	256	357
	$1,447	$1,325

[b]         Items not involving current cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Depreciation and amortization	$203	$170	$558	$507
Other non-cash charges	39	30	106	88
Deferred income taxes	35	(11)	58	(6)
Amortization of other assets included in cost of goods sold	26	19	82	56
Amortization of employee wage buydown	—	—	—	6
Equity income	(33)	(28)	(107)	(93)
Non-cash portion of Other (income) expense, net	(153)	113	(153)	112
	$117	$293	$544	$670

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.              DETAILS OF CASH FROM OPERATING ACTIVITIES (CONTINUED)

[c]          Changes in non-cash operating assets and liabilities:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Accounts receivable	$69	$(227)	$(626)	$(1,237)
Inventories	(73)	(135)	(375)	(323)
Prepaid expenses and other	(22)	(14)	(4)	(21)
Accounts payable	(85)	241	222	513
Accrued salaries and wages	49	18	58	84
Other accrued liabilities	13	(16)	214	120
Income taxes payable	(14)	(15)	27	(57)
Deferred revenue	—	—	(3)	(5)
	$(63)	$(148)	$(487)	$(926)

5.              ACQUISITIONS

For the three months ended March 31, 2012

In January 2012, the Company acquired BDW technologies group, a structural casting supplier of aluminium components, which has operations in Germany, Poland and Hungary. The acquired business has sales primarily to Volkswagen, Audi, Porsche, Mercedes-Benz, Ferrari and ZF.

The total consideration for this and other small acquisitions was $182 million, consisting of $42 million paid in cash [net of cash acquired] and $140 million of assumed debt

For the three months ended June 30, 2012

As more fully described in Note 2, during the third quarter of 2011 the Company sold an interior systems operation [the “Business”] located in Germany. Subsequent to disposal, the Business continued to incur significant financial losses. By the end of the first quarter of 2012, the Business was experiencing severe liquidity issues. Although the Company had no legal obligation to do so, in light of customer relationship issues and other relevant considerations, on June 4, 2012, the Company re-acquired the Business. This acquisition resulted in acquired cash of $19 million [net of $1 million cash paid].

As part of the acquisition, the Company was able to obtain some pricing concessions from a majority of the Business’ customers. However, the Business is still expected to incur significant losses over the next three years.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

5.              ACQUISITIONS (CONTINUED)

For the three months ended September 30, 2012

As more fully described in Note 2, on August 31, 2012 the Company acquired the controlling 27% interest in the E-Car partnership for cash consideration of $56 million [net of $19 million cash acquired]. The incremental investment in E-Car was accounted for under the business acquisition method of accounting as a step acquisition which requires that all assets acquired and liabilities assumed are recorded at fair value. The preliminary purchase equation is as follows:

	Cash	$19
	Non-cash working capital	(32)
	Property, plant and equipment	87
	Intangible assets	210
	Other assets	9
	Goodwill	16
	Deferred tax liabilities	(16)
	Other long-term liabilities	(2)
	Non-controlling interests	(11)
	Fair value of E-Car net assets	280
Less:	Carrying value of Magna’s equity accounted investment in E-Car	(52)
	Gain on re-measurement	(153)
	Consideration paid	75
	Less: Cash acquired	(19)
	Net cash outflow	$56

The intangible assets are primarily technology based intangibles. Given the continuing uncertainties regarding the timing and magnitude of a viable electric vehicle industry, competing electric vehicle technologies, significantly larger competitors, and other factors, the Company has determined that the intangible assets should be amortized on a straight-line basis over the period ending December 31, 2013.

The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations.

6.              INVENTORIES

Inventories consist of:

	September 30,	December 31,
	2012	2011

Raw materials and supplies	$905	$800
Work-in-process	271	229
Finished goods	291	253
Tooling and engineering	1,034	763
	$2,501	$2,045

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

7.              OTHER ASSETS

Other assets consist of:

	September 30,	December 31,
	2012	2011

Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	$307	$301
Long-term receivables	95	176
Patents and licences, net	22	30
Unrealized gain on cash flow hedges	43	15
E-Car intangible [note 5]	197	—
Other, net	64	72
	$728	$594

8.              WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2012	2011

Balance, beginning of period	$76	$68
Expense, net	10	10
Settlements	(5)	(9)
Foreign exchange and other	2	4
Balance, March 31	83	73
Expense, net	9	9
Settlements	(7)	(12)
Foreign exchange and other	(1)	3
Balance, June 30	84	73
Expense, net	4	17
Settlements	(10)	(5)
Foreign exchange and other	5	(5)
Balance, September 30	$83	$80

9.              LONG-TERM EMPLOYEE BENEFIT LIABILITIES

The Company recorded long-term employee benefit expenses as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Defined benefit pension plan and other	$3	$3	$8	$11
Termination and long service arrangements	5	6	20	21
Retirement medical benefit plan	1	1	2	1
	$9	$10	$30	$33

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.       OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of:

	September 30,	December 31,
	2012	2011
Long-term portion of income taxes payable	$152	$119
Asset retirement obligation	38	36
Long-term portion of fair value of hedges	13	41
Deferred revenue	8	11
	$211	$207

11.       STOCK-BASED COMPENSATION

[a]   Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2012			2011
	Options outstanding		Number	Options outstanding		Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable
Beginning of period	6,867,367	31.54	2,066,700	11,142,450	34.22	3,362,116
Granted	1,341,500	48.22	—	—	—	—
Exercised	(321,454)	25.83	(321,454)	(1,079,779)	44.94	(1,079,779)
Vested	—	—	2,366,667	—	—	2,400,001
March 31	7,887,413	34.61	4,111,913	10,062,671	33.07	4,682,338
Granted	47,500	48.22	—	—	—	—
Exercised (ii)	(5,000)	32.75	(5,000)	(1,216,973)	25.72	(1,216,973)
Cancelled	(46,966)	57.14	(36,966)	(66,666)	30.00	—
Vested	—	—	—	—	—	72,000
June 30	7,882,947	34.56	4,069,947	8,779,032	34.11	3,537,365
Exercised (iii)	(950,405)	27.46	(950,405)	(426,501)	25.57	(426,501)
Cancelled	(6,000)	50.66	(2,000)	—	—	—
Vested	—	—	—	—	—	2,000
September 30	6,926,542	35.52	3,117,542	8,352,531	34.55	3,112,864

(i)            The exercise price noted above represents the weighted average exercise price in Canadian dollars.

(ii)        During the second quarter of 2011, the Company’s Honorary Chairman and Founder, Mr. Stronach exercised 1,083,333 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $25 million were made to Mr. Stronach which represented the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the Toronto Stock Exchange [“TSX”] on the date of exercise and the aggregate Exercise Price of all such options surrendered.

(iii)    During the third quarter of 2012, Mr. Stronach exercised 900,001 options on a cashless basis in accordance with the applicable stock option plans. On exercise, cash payments totalling $15 million were made to Mr. Stronach which represented the difference between the aggregate fair market value of the Option Shares based on the closing price of the Company’s Common Shares on the TSX on the date of exercise and the aggregate Exercise Price of all such options surrendered.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       STOCK-BASED COMPENSATION (CONTINUED)

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Nine months ended
	September 30,
	2012	2011
Risk free interest rate	2.23%	—
Expected dividend yield	2.00%	—
Expected volatility	43%	—
Expected time until exercise	4.5 years	—
Weighted average fair value of options granted or modified in period [Cdn$]	$15.37	—

[b]   Long-term retention program

The following is a continuity of the stock that has not been released to the executives and is reflected as a reduction in the stated value of the Company’s Common Shares [number of Common Shares in the table below are expressed in whole numbers]:

	2012		2011
	Number	Stated	Number	Stated
	of shares	value	of Shares	value
Awarded and not released, beginning of period	1,026,304	$35	1,182,736	$40
Release of restricted stock	(143,316)	(5)	(156,432)	(5)
Awarded and not released, March 31, June 30 and September 30	882,988	$30	1,026,304	$35

[c]   Restricted stock unit program

The following is a continuity schedule of Restricted stock units [“RSUs”] and Independent Director stock units [“DSUs”] outstanding [number of stock units in the table below are expressed in whole numbers]:

	2012				2011
	Equity	Liability	Liability		Equity	Liability	Liability
	classified	classified	classified		classified	classified	classified
	RSUs	RSUs	DSUs	Total	RSUs	RSUs	DSUs	Total
Balance, beginning of period	364,665	28,765	205,065	598,495	175,405	34,847	174,751	385,003
Granted	92,762	15,814	6,076	114,652	—	3,150	4,955	8,105
Dividend equivalents	467	300	1,201	1,968	439	197	882	1,518
Released	(8,259)	—	—	(8,259)	(8,259)	—	—	(8,259)
Balance, March 31	449,635	44,879	212,342	706,856	167,585	38,194	180,588	386,367
Granted	95,710	—	12,754	108,464	130,480	—	4,917	135,397
Dividend equivalents	558	321	1,522	2,401	421	183	982	1,586
Released	(10,123)	—	—	(10,123)	(9,869)	—	—	(9,869)
Balance, June 30	535,780	45,200	226,618	807,598	288,617	38,377	186,487	513,481
Granted	71,854	—	10,209	82,063	27,913	—	7,972	35,885
Dividend equivalents	438	276	1,251	1,965	551	278	1,266	2,095
Released	—	—	(34,124)	(34,124)	—	—	—	—
Balance, September 30	608,072	45,476	203,954	857,502	317,081	38,655	195,725	551,461

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11.       STOCK-BASED COMPENSATION (CONTINUED)

[d]   Compensation expense related to stock-based compensation

Stock-based compensation expense recorded in selling, general and administrative expenses related to the above programs is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Incentive Stock Option Plan	$5	$5	$14	$17
Long-term retention	1	2	3	5
Restricted stock unit	3	1	11	5
	9	8	28	27
Fair value adjustment for liability classified DSUs	1	(3)	3	(2)
Total stock-based compensation expense	$10	$5	$31	$25

12.       COMMON SHARES

The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 7, 2012 were exercised or converted:

Common Shares	233,228,126
Stock options (i)	6,926,542
240,154,668

(i)            Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

13.       ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	2012	2011
Accumulated net unrealized gain on translation of net investment in foreign operations
Balance, beginning of period	$547	$744
Net unrealized gain on translation of net investment in foreign operations	98	235
Repurchase of shares under normal course issuer bid	—	(9)
Balance, March 31	645	970
Net unrealized (loss) gain on translation of net investment in foreign operations	(194)	71
Balance, June 30	451	1,041
Net unrealized gain (loss) on translation of net investment in foreign operations	128	(415)
Repurchase of shares under normal course issuer bid	(2)	(21)
Balance, September 30	577	605

Accumulated net unrealized (loss) gain on cash flow hedges (i)
Balance, beginning of period	(23)	55
Net unrealized gain on cash flow hedges	51	25
Reclassification of net loss (gain) on cash flow hedges to net income	3	(7)
Balance, March 31	31	73
Net unrealized (loss) gain on cash flow hedges	(14)	5
Reclassification of net gain on cash flow hedges to net income	(8)	(11)
Balance, June 30	9	67
Net unrealized gain (loss) on cash flow hedges	39	(69)
Reclassification of net gain on cash flow hedges to net income	(2)	(10)
Balance, September 30	46	(12)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       ACCUMULATED OTHER COMPREHENSIVE INCOME (CONTINUED)

	2012	2011
Accumulated net unrealized gain on available-for-sale investments
Balance, beginning of period	5	11
Net unrealized loss on investments	(3)	(3)
Balance, March 31	2	8
Net unrealized loss on investments	(1)	—
Balance, June 30	1	8
Net unrealized gain (loss) on investments	2	(6)
Balance, September 30	3	2

Accumulated net unrealized loss on other long-term liabilities (ii)
Balance, beginning of period	(107)	(58)
Net unrealized gain on other long-term liabilities	—	1
Balance, March 31	(107)	(57)
Net unrealized loss on other long-term liabilities	—	—
Balance, June 30	(107)	(57)
Net unrealized loss on other long-term liabilities	—	—
Balance, September 30	(107)	(57)

Total accumulated other comprehensive income	$519	$538

(i)            The amount of income tax (obligation) benefit that has been netted in the accumulated net unrealized (loss) gain on cash flow hedges is as follows:

	2012	2011
Balance, beginning of period	$12	$(15)
Net unrealized gain	(21)	(8)
Reclassifications of net (loss) gain to net income	(1)	3
Balance, March 31	(10)	(20)
Net unrealized loss (gain)	7	(4)
Reclassifications of net gain to net income	2	3
Balance, June 30	(1)	(21)
Net unrealized (gain) loss	(14)	26
Reclassifications of net gain to net income	1	4
Balance, September 30	$(14)	$9

(ii)        The amount of income tax benefit that has been netted in the accumulated net unrealized loss on other long-term liabilities is as follows:

	2012	2011
Balance, beginning of period	$24	$1
Net unrealized loss	—	1
Balance, March 31	24	2
Reclassification of net gain to net income	1	—
Balance, June 30	25	2
Reclassification of net gain to net income	—	—
Balance, September 30	$25	$2

The amount of other comprehensive income that is expected to be reclassified to net income over the next 12 months is $19 million [net of income taxes of $7 million].

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS

[a]         The Company’s financial assets and financial liabilities consist of the following:

	September 30,	December 31,
	2012	2011
Held for trading
Cash and cash equivalents	$1,447	$1,325
Investment in asset-backed commercial paper	89	82
	$1,536	$1,407

Held to maturity investments
Severance investments	$4	$5

Available-for-sale
Equity investments	$10	$12

Loans and receivables
Accounts receivable	$5,170	$4,398
Long-term receivables included in other assets	95	176
	$5,265	$4,574

Other financial liabilities
Bank indebtedness	$151	$162
Long-term debt [including portion due within one year]	258	71
Accounts payable	4,361	3,961
	$4,770	$4,194

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$44	$21
Other assets	43	15
Other accrued liabilities	(12)	(31)
Other long-term liabilities	(11)	(38)
	64	(33)
Commodity contracts
Other accrued liabilities	(6)	(6)
Other long-term liabilities	(2)	(3)
	(8)	(9)
	$56	$(42)

[b]         Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable.

Due to the short period to maturity of the instruments, the carrying values as presented in the interim consolidated balance sheets are reasonable estimates of fair values.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

Investments

At September 30, 2012, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$107 million [December 31, 2011 - Cdn$125 million]. The carrying value and estimated fair value of this investment was Cdn$88 million [December 31, 2011 - Cdn$84 million]. As fair value information is not readily determinable for the Company’s investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

At September 30, 2012, the Company held available-for-sale investments in publicly traded companies. The carrying value and fair value of these investments was $10 million, which was based on the closing share price of the investments on September 30, 2012.

Term debt

The Company’s term debt includes $148 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the interim consolidated balance sheets is a reasonable estimate of its fair value.

[c]          Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and nine-month periods ended September 30, 2012, sales to the Company’s six largest customers represented 84% and 83% of the Company’s total sales, respectively, and substantially all of the Company’s sales are to customers in which it has ongoing contractual relationships.

[d]         Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on the Company’s cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.       FINANCIAL INSTRUMENTS (CONTINUED)

[e]          Currency risk and foreign exchange contracts

The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange rates. The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency.

In an effort to manage this net foreign exchange exposure, the Company uses foreign exchange forward contracts for the sole purpose of hedging certain of the Company’s future committed Canadian dollar, U.S. dollar and euro outflows and inflows. All derivative instruments, including foreign exchange contracts, are recorded on the interim consolidated balance sheet at fair value. To the extent that cash flow hedges are effective, the change in their fair value is recorded in other comprehensive income; any ineffective portion is recorded in net income. Amounts accumulated in other comprehensive income are reclassified to net income in the period in which the hedged item affects net income.

At September 30, 2012, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	Buys	Sells
For Canadian dollars
U.S. amount	254	759
euro amount	49	7

For U.S. dollars
Peso amount	4,975	145

For euros
U.S. amount	67	169
GBP amount	111	21
Czech Koruna amount	3,541	25
Polish Zlotys amount	138	6

Forward contracts mature at various dates through 2016. Foreign currency exposures are reviewed quarterly.

As a result of the hedging programs employed, foreign currency transactions in any given period may not be fully impacted by movements in exchange rates. As at September 30, 2012, the net foreign exchange exposure was not material.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       CONTINGENCIES

[a]         In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, the Company may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, the Company assesses the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable costs and losses.

A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In November 1997, the Company and two of its subsidiaries were sued by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which the Company has a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies, and in February 2006, the plaintiffs further amended their claim to add an additional remedy. The amended statement of claim alleges, among other things:

•            breach of fiduciary duty by the Company and two of its subsidiaries;

•            breach by the Company of its binding letter of intent with KS Centoco Ltd., including its covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings Limited;

•            the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive licence agreement, together with an accounting of all revenues and profits resulting from the alleged use by the Company, TRW Inc. [“TRW”] and other unrelated third party automotive supplier defendants of such technology in North America;

•            a conspiracy by the Company, TRW and others to deprive KS Centoco Ltd. of the benefits of such airbag technology in North America and to cause Centoco Holdings Limited to sell to TRW its interest in KS Centoco Ltd. in conjunction with the Company’s sale to TRW of its interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

•            oppression by the defendants.

The plaintiffs are seeking, amongst other things, damages of approximately Cdn$3.5 billion. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. A trial is not expected to commence until mid-2014, at the earliest. The Company believes it has valid defences to the plaintiffs’ claims and therefore intends to continue to vigorously defend this case. At this time, notwithstanding the amount of time which has transpired since the claim was filed, these legal proceedings remain at an early stage and, accordingly, it is not possible to predict their outcome.

[b]         During the fourth quarter of 2011, the Company announced that it is cooperating with the United States Department of Justice [“DOJ”] with respect to an ongoing antitrust investigation of the automobile tooling industry. The scope of the DOJ inquiry subsequently changed to include tooling quotation and program management practices. The Company’s policy is to comply with all applicable laws and it is fully cooperating with the DOJ.

[c]          A putative class action lawsuit alleging violations of the United States Securities Exchange Act of 1934 has been filed in the United States District Court, Southern District of New York, against the Company, as well as its Chief Executive Officer, Chief Financial Officer and Founder and Honorary Chairman. Boilermaker-Blacksmith National Pension Trust [“BBNPT”] was appointed the lead plaintiff on an uncontested motion. BBNPT has since filed an amended complaint, with the defendants’ response being due on November 30, 2012. The defendants believe the lawsuit is without merit and therefore intend to vigorously defend the case. Given the early stages of the legal proceedings, it is not possible to predict the outcome of the claim.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.       CONTINGENCIES (CONTINUED)

[d]         In certain circumstances, the Company is at risk for warranty costs including product liability and recall costs. Due to the nature of the costs, the Company makes its best estimate of the expected future costs [note 8]; however, the ultimate amount of such costs could be materially different. The Company continues to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, the Company only accounts for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, the Company records an estimate of future warranty-related costs based on the terms of the specific customer agreements, and the specific customer’s warranty experience.

16.       SEGMENTED INFORMATION

Given the differences between the regions in which the Company operates, Magna’s operations are segmented on a geographic basis between North America, Europe and Rest of World. Consistent with the above, the Company’s internal financial reporting segments key internal operating performance measures between North America, Europe and Rest of World for purposes of presentation to the chief operating decision maker to assist in the assessment of operating performance, the allocation of resources, and the long-term strategic direction and future global growth of the Company.

The Company’s chief operating decision maker uses Adjusted EBIT as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT represents income from operations before income taxes; interest expense (income), net; and other (income) expense, net.

The accounting policies of each segment are the same as those set out under “Significant Accounting Policies” [note 1] and intersegment sales and transfers are accounted for at fair market value.

As more fully described in Notes 2 and 5, on August 31, 2012 the Company acquired the controlling 27% interest in the E-Car partnership. Prior to the acquisition, the Company held the remaining 73% non-controlling interest in E-Car and accounted for this investment using the equity method of accounting. For segment reporting purposes, prior to the closing date the Company recorded its proportionate share of the losses of E-Car in the Corporate and Other segment.  Beginning on August 31, 2012, the consolidated results of E-Car are recorded in the Company’s North America and Europe segments as follows:

	For the month ended
	September 30, 2012
	North
	America	Europe	Total
Total Sales	$3	$3	$6
Adjusted EBIT	$(17)	$(2)	$(19)
Amortization of E-Car Intangibles included in Adjusted EBIT [note 5]	$(13)	$—	$(13)

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION (CONTINUED)

The following tables show segment information for the Company’s reporting segments and a reconciliation of Adjusted EBIT to the Company’s consolidated income from operations before income taxes:

	Three months ended				Three months ended
	September 30, 2012				September 30, 2011
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net
North America
Canada	$1,473	$1,373		$614	$1,438	$1,330		$554
United States	1,789	1,683		884	1,722	1,607		727
Mexico	962	897		543	730	679		431
Eliminations	(249)	—		—	(249)	—		—
	3,975	3,953	$328	2,041	3,641	3,616	$300	1,712
Europe
Western Europe excluding Great Britain	2,391	2,361		1,243	2,393	2,353		1,097
Great Britain	189	187		57	231	230		54
Eastern Europe	399	363		545	396	367		408
Eliminations	(33)	—		—	(41)	—		—
	2,946	2,911	13	1,845	2,979	2,950	(35)	1,559
Rest of World	567	542	5	610	407	392	14	309
Corporate and Other (i)	(77)	5	6	251	(57)	12	7	319
Total reportable segments	7,411	7,411	352	4,747	6,970	6,970	286	3,899
Other income (expense), net			153				(124)
Interest (expense) income, net			(5)				2
	$7,411	$7,411	$500	4,747	$6,970	$6,970	$164	3,899
Current assets				9,433				8,384
Investments, goodwill, deferred tax assets, and other assets				2,493				2,333
Consolidated total assets				$16,673				$14,616

(i)           Prior to the Company’s acquisition of the 27% controlling interest in E-Car, Corporate and Other includes the Company’s proportionate share of the net loss in E-Car which was recorded as equity loss. For the two months ended August 31, 2012, the partnership recorded sales of $15 million and an EBIT loss of $19 million.  For the three months ended September 30, 2011, the partnership recorded sales of $26 million and an EBIT loss of $20 million.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

16.       SEGMENTED INFORMATION (CONTINUED)

	Nine months ended				Nine months ended
	September 30, 2012				September 30, 2011
				Fixed				Fixed
	Total	External	Adjusted	assets,	Total	External	Adjusted	assets,
	sales	sales	EBIT	net	sales	sales	EBIT	net
North America
Canada	$4,722	$4,411		$614	$4,510	$4,203		$554
United States	5,616	5,265		884	5,297	4,905		727
Mexico	2,638	2,467		543	2,162	2,007		431
Eliminations	(766)	—		—	(789)	—		—
	12,210	12,143	$1,148	2,041	11,180	11,115	$1,038	1,712
Europe
Western Europe excluding Great Britain	7,436	7,321		1,243	7,569	7,452		1,097
Great Britain	700	695		57	649	647		54
Eastern Europe	1,331	1,214		545	1,257	1,167		408
Eliminations	(131)	—		—	(119)	—		—
	9,336	9,230	141	1,845	9,356	9,266	(19)	1,559
Rest of World	1,489	1,414	(20)	610	1,148	1,081	42	309
Corporate and Other (i)	(231)	17	2	251	(187)	35	(15)	319
Total reportable segments	22,804	22,804	1,271	4,747	21,497	21,497	1,046	3,899
Other income (expense), net			153				(123)
Interest (expense) income, net			(15)				3
	$22,804	$22,804	$1,409	4,747	$21,497	$21,497	$926	3,899
Current assets				9,433				8,384
Investments, goodwill deferred tax assets and other assets				2,493				2,333
Consolidated total assets				$16,673				$14,616

(i)           Prior to the Company’s acquisition of the 27% controlling interest in E-Car, Corporate and Other includes the Company’s proportionate share of the net loss in E-Car which was recorded as equity loss. For the eight months ended August 31, 2012, the partnership recorded sales of $67 million and an EBIT loss of $49 million.  For the nine months ended September 30, 2011, the partnership recorded sales of $62 million and an EBIT loss of $73 million.

17.       SUBSEQUENT EVENTS

[a]         Acquisitions

In October 2012, the Company signed an agreement to acquire ixetic Verwaltungs GmbH, a manufacturer of automotive vacuum, engine and transmission pumps with facilities in Germany, Bulgaria and China, for a purchase price of approximately $400 million [€308 million].  This transaction is expected to close in the fourth quarter of 2012, subject to obtaining European anti-trust approval.

In addition, the Company, signed an agreement with a joint venture partner to purchase the remaining 50% interest in STT Technologies Inc., a supplier of transmission and engine related oil pumps with facilities in Canada and Mexico.  This transaction closed on October 26, 2012.

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

17.       SUBSEQUENT EVENTS (CONTINUED)

[b]         Normal Course Issuer Bid

Subject to approval by the TSX and the New York Stock Exchange [“NYSE”], the Board of Directors approved a normal course issuer bid to purchase up to 12 million of the Company’s Common Shares, representing approximately 5% of the Company’s public float of Common Shares. The primary purposes of the normal course issuer bid are purchases for cancellation as well as purchases to fund the Company’s stock-based compensation awards or programs and/or its obligations to its deferred profit sharing plans. The normal course issuer bid is expected to commence on or about November 13, 2012 and will terminate one year later. All purchases of Common Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

18.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone:  (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada – Common Shares

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone:  1-800-564-6253

United States – Common Shares

Computershare Trust Company N.A.

250 Royall Street

Canton, Massachusetts, USA 02021

Telephone:  (781) 575-3120

www.computershare.com

EXCHANGE LISTINGS

Common Shares

Toronto Stock Exchange                                                         MG

The New York Stock Exchange                       MGA

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Chairman of Board through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7072.

2011 Annual Report

Copies of the 2011 Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com.  Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com, and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.